                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                    FORM 11-K

                            ------------------------

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange
    Act of 1934 For the Period February 1, 2002 Through February 28, 2002

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
    For the transition period from _________________ to __________________

Commission File number 000-30176


               ---------------------------------------------------

           MITCHELL ENERGY & DEVELOPMENT CORP. THRIFT AND SAVINGS PLAN
     (Full title of the plan and address of the plan, if different from that of the issuer named below)

               ---------------------------------------------------





                            Devon Energy Corporation
                                 20 N. Broadway
                          Oklahoma City, Oklahoma 73102
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

           MITCHELL ENERGY & DEVELOPMENT CORP. THRIFT AND SAVINGS PLAN

                   Index To Financial Statements And Schedule

                                                                           Page
                                                                           ----
Independent Auditors' Report ..............................................  1

Statements of Net Assets Available for Plan Benefits
    at February 28, 2002 and January 31, 2002 .............................  2

Statements of Changes in Net Assets Available for Plan Benefits for
    the Month Ended February 28, 2002 and Year Ended January 31, 2002 .....  3

Notes to Financial Statements February 28, 2002 and January 31, 2002 ......  4


Exhibits:

     23 - Consent of KPMG LLP ............................................. 11






* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

                          INDEPENDENT AUDITORS' REPORT

The Plan Administrator and Participants
Mitchell Energy & Development Corp. Thrift and Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Mitchell Energy & Development Corp. Thrift and Savings Plan (the
Plan) as of February 28, 2002, and January 31, 2002, and the related statements of changes in net assets available for plan benefits for the month ended February 28, 2002, and the year ended January 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, on February 28, 2002, the Plan was merged into the Devon Energy Corporation Incentive Savings Plan. The merger had no effect on the basis of accounting used to prepare the Plan's financial statements as of and for the month ended February 28, 2002, and the year ended January 31, 2002.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of February 28, 2002, and January 31, 2002, and the changes in its net assets available for plan benefits for the month ended February 28, 2002, and the year ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

                                              KPMG LLP

Oklahoma City, Oklahoma
July 12, 2002

           Mitchell Energy & Development Corp. Thrift and Savings Plan
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    AT FEBRUARY 28, 2002 AND JANUARY 31, 2002

                                               February 28,    January 31,
                                                   2002            2002
                                               -------------   ------------
Investments, at fair value:
     Mutual funds                               $          -   $ 58,005,519

     Common collective trusts ................             -     97,160,465

     Devon Energy Corporation common stock ...             -      8,054,044

     Participants' loans .....................             -      4,616,316
                                                ------------   ------------
          Total Investments                                -    167,836,344

Receivables:
     Accrued interest and dividends ..........             -          6,478
     Other receivables .......................             -         76,543
                                                ------------   ------------

Net assets available for Plan benefits .......  $          -   $167,919,365
                                                ============   ============

-----------------------------------------------
See accompanying notes to financial statements.

           Mitchell Energy & Development Corp. Thrift and Savings Plan
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
      FOR THE MONTH ENDED FEBRUARY 28, 2002 AND YEAR ENDED JANUARY 31, 2002


                                                                                   Month Ended                Year Ended
                                                                                   February 28,               January 31,
                                                                                      2002                       2001
                                                                               --------------------      ---------------------
Earnings on investments:
    Mutual fund dividend distributions .....................................       $         9,119          $       1,697,231
    Interest income from investments .......................................                29,736                  4,149,846
    Cash dividends on common stock .........................................                     -                    353,022
    Interest income from participant loans .................................                18,034                    498,635
    Net appreciation (depreciation) of investments:
         Mutual funds ......................................................              (417,884)               (10,995,271)
         Common collective trusts ..........................................              (110,923)                  (990,249)
         Company's common stock ............................................            (4,987,427)                 4,752,027

Contributions
    Employee ...............................................................               163,757                  3,734,221
    Employer ...............................................................               119,796                  2,499,611

Distributions to withdrawing members .......................................           (16,076,128)               (12,992,706)

Participant services charges and other .....................................               (38,626)                     4,265

Transfer to other plan .....................................................          (146,628,819)                         -
                                                                               --------------------      ---------------------
Decrease in net assets .....................................................          (167,919,365)                (7,289,368)

Net assets available for Plan benefits, beginning of period ................           167,919,365                175,208,733
                                                                               --------------------      ---------------------

Net assets available for Plan benefits, end of period ......................       $             -          $     167,919,365
                                                                               ====================      =====================

------------------------------------------------------------------------
See accompanying notes to financial statements.

           Mitchell Energy & Development Corp. Thrift and Savings Plan
                          NOTES TO FINANCIAL STATEMENTS
                     FEBRUARY 28, 2002 AND JANUARY 31, 2002

(1)   Merger of Mitchell Energy & Development Corp. and Devon Energy Corporation

On January 24, 2002, Mitchell Energy & Development Corp. (MEDC) and Devon Energy Corporation (Devon) closed their merger of the two companies. As a result, MEDC shareholders, including the Mitchell Energy & Development Corp. Thrift and Savings Plan (the Plan), received .585 shares of Devon common stock and $31 cash for each share of MEDC common stock owned. The Plan name has remained intact; however, all active participants of the Plan are now employed by Devon (the Plan Administrator).

(2)   Merger of the Plan and the Devon Energy Corporation Incentive Savings Plan

On February 28, 2002, the Plan was merged into the Devon Energy Corporation Incentive Savings Plan (the Devon Plan). Participants' accounts were transferred to the Devon Plan and participants became eligible to participate under the agreement and amendments of the Devon Plan. Under the provisions of the Devon Plan, participants may elect to contribute from 1% to 15% of their annual base pay, subject to limitations under the Internal Revenue Code. Devon may match participants' contributions in amounts determined annually by the Board of Directors. Currently, Devon is contributing amounts equal to 100% of each participant's contribution, with such matching contribution being limited to the lesser of 6% of the participant's contribution or $11,000 for participants under age 50 and $12,000 for participants over age 50.

(3)   Summary of the Plan and Significant Accounting Policies

General

The Plan was a defined contribution plan covering only former employees of MEDC and was subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Full-time employees were eligible to become members of the Plan on the first of the month following their completion of a one-month eligibility period. Other employees were eligible to become members after completing one year of participation service as defined in the Plan's provisions. Participants should refer to the Plan document for a complete description of the Plan's provisions.

Amendment to the Plan

The Plan was restated effective February 1, 2000, to incorporate all prior Plan amendments. On May 1, 2001, the Plan was amended to remove a benefit disbursement option that provided for periodic payments.

Administration

The Plan Administrator (MEDC prior to January 24, 2002, and Devon subsequent to that date) had broad responsibilities regarding the supervision and administration of the Plan. The Plan Administrator received no compensation from the Plan for its services. Except for fees for loan processing and investment advice services charged to participants, administrative expenses were paid by the Plan Administrator.

Trustee

Plan investments were held by Merrill Lynch Trust Company of Somerset, New Jersey (Trustee), as trustee of the Plan. The Trustee received contributions and made payments to participants in accordance with the terms of the Plan.

Basis of accounting

The records of the Plan were maintained on the accrual basis of accounting in conformity with accounting principles and practices as permitted by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA and accounting principles generally accepted in the United States of America.

Investment valuation

For financial statement purposes, mutual funds and Devon Common Stock were carried at market values which were determined based upon published market quotations. The Merrill Lynch Retirement Preservation Trust (MLRPT) was valued at $1 per unit. MLRPT invested in guaranteed investment contracts which were valued at contract value which approximated fair value. The effective yield of MLRPT for the month ended February 28, 2002 was 6.1% and for the year ended January 31, 2002 was 6.4%. The Merrill Lynch Equity Index Trust I Fund was valued at quoted market prices of its underlying investments and participant loans were valued at their principal amounts which approximated market.

Investment income and recognition

Purchases and sales were recorded on the trade date. Realized gains (losses) on sales of investments and unrealized appreciation (depreciation) of investments were reported as net appreciation (depreciation) of investments in the statements of changes in net assets available for plan benefits. The average cost method was used to determine the cost of securities sold. Interest income was recorded on an accrual basis, and dividends were recorded on the ex-dividend date.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Contributions and investment options

Participants could elect, with certain limitations, to contribute from 1% to 19% of their base salary to the Plan on a pretax basis. Amounts so deferred, as limited by applicable Federal income tax regulations, are not included in a participant's adjusted gross income for Federal income tax purposes in the period the income was deferred and contributed to the Plan. Participants could also make after-tax contributions to the Plan which did not receive the favorable tax treatment. The total of a participant's pretax and after-tax contributions could not exceed 19% of base salary.

The Plan Administrator made contributions to the Plan of an amount equal to 100% of a participant's contributions, up to 6% of base salary. Each participant's account was credited with his or her contributions and the applicable matching contributions and an allocation of the Plan's earnings. Allocations of earnings were based on the proportion that each participant's account balance bore to the total of all participant account balances for each investment.

Members could direct the Trustee to invest their contributions in one or more of the investment options offered by the Plan. The investment options included Devon (MEDC prior to January 24, 2002) common stock, fifteen mutual funds and two common collective trusts trusteed by Merrill Lynch Trust Company. In addition, there were three goal manager options that invested in certain of the available investment options.

Vesting

Participants were fully vested in their contributions, and the earnings or loss generated therefrom, at all times. A participant became vested in the Plan Administrator's matching contributions upon completing five years of vesting service. A year of vesting service was defined as the performance of 1,000 hours of service in a Plan year.

Forfeitures

When a member who had not yet vested terminated employment, the value of his/her share of Plan Administrator contributions was forfeited and used to reduce the Plan Administrator's future contributions.

Distributions, withdrawals and loans

A withdrawing participant was entitled to receive the value of his/her contributions and, upon retirement, death, permanent disability or termination after having completed five years of vesting service, was also entitled to receive 100% of the value of applicable matching contributions.

Distributions of participant account balances in the Common Stock Fund were made in kind with fractional shares paid in cash. Participants could request that distributions from the Common Stock Fund be in cash, subject to certain established procedures. Distributions from all other investment funds were paid in cash.

Withdrawals of participants' pretax contributions were limited by Section 1.401(k)-1 of the Internal Revenue Code to instances of a participant's death, retirement, disability, separation from service, attainment of age 59-1/2 or conditions of severe hardship. One withdrawal could be made during a twelve-month period. Fund balances arising from a participants' rollover of balances from other plans could be withdrawn at any time.

Participants were eligible to borrow up to the lesser of 50% of the vested value of their total Plan investments or $50,000. Such loans were evidenced by promissory notes, which were secured by the participant's account and bore interest at a quoted prime rate plus two percent. Account balances pledged to secure loans could not be withdrawn from the Plan.

(4)   Federal Income Tax Status

Since the Plan was designed to operate as a non-tax-paying entity, income taxes have not been provided in its financial statements. The Plan obtained its latest determination letter on February 7, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of February 28, 2002 and January 31, 2002.

(5)   Form 5500 Reporting

Although distributions to participants must be reported on a cash basis in the Plan's financial statements, the instructions for Form 5500 require that such transactions be reported when approved for payment. At January 31, 2002, $2,085 of approved distributions remained unpaid. These approved distributions were paid in February 2002. A reconciliation follows of resultant differences between amounts included in the accompanying financial statements and amounts reported in the Plan's Form 5500 for the one month ended February 28, 2002 and the year ended January 31, 2002:

                                               Net Assets Available                Distributions to
                                                 For Plan Benefits                Withdrawing Members
                                               --------------------      -----------------------------------
                                                                            Month Ended        Year Ended
                                                January 31, 2002         February 28, 2002  January 31, 2002
                                                ----------------         -----------------  ----------------
Amounts per financial statements ..........       $167,919,365              $16,076,128        $12,992,706
Balance of/change in
   accrued distributions ..................             (2,085)                  (2,085)             2,085
                                                ----------------          ---------------    ---------------
Form 5500 amounts .........................       $167,917,280              $16,074,043        $12,994,791
                                                ================          ===============    ===============

(6)   Plan Investment Assets

The following table presents the fair values of investments that exceeded 5% of the Plan's assets available for plan benefits at January 31, 2002.

      Merrill Lynch Retirement Preservation Trust Fund .........   $91,660,792
      Davis New York Venture Fund ..............................     8,728,792

The following exhibits have been filed as part of this Form 11-K, and are incorporated herein by reference.

Exhibit No.             Description
-----------             -----------

23                      Consent of KPMG LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, persons who administer the plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MITCHELL ENERGY & DEVELOPMENT CORP. THRIFT AND SAVINGS PLAN

     By:      Devon Energy Corporation,
              Plan Administrator


     By:  /s/ Danny J. Heatly
         -----------------------------------------
              Danny J. Heatly
              Vice President-Accounting

August 27, 2002

                                  EXHIBIT INDEX

Exhibit No.             Description                Method of Filing
-----------             -----------                ----------------

23                      Consent of KPMG LLP        Filed herewith electronically